[redacted]

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C.
211
SECTION

SECURI 11016781 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Loureiro — 617-449-2828 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/9/2011

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Natixis Distributors, L.P., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA DOANE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 3, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Partners of Natixis Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Natixis Distributors, L.P. (the "Distributor," a wholly-owned subsidiary of Natixis Global Asset Management, L.P.) at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2011

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Financial Condition
December 31, 2010

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	64,503
Accounts receivable, affiliates		2,300
Accounts receivable, other		12
Deferred commissions, net of accumulated amortization of $117,426		4,965
Prepaid expenses		184
Total assets	$	71,964
Liabilities and Partners' Capital		
Liabilities		
Accrued 12b-1 fees/broker payments	$	37,360
Accounts payable, affiliates		462
Accounts payable, other		43
Total liabilities		37,865
Partners' capital		
Limited partner		33,758
General partner		341
Total partners' capital		34,099
Total liabilities and partners' capital	$	71,964

The accompanying notes are an integral part of the financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Operations
Year Ended December 31, 2010

(in thousands of dollars)

Revenues		
Service and distribution fees	$	155,025
Fee income from affiliates (Note 1)		71,723
Commission income		11,544
Other income		1,809
Dividend income		45
Total revenues, net		240,146
Expenses		
Service and distribution fees		137,696
Distribution costs		34,361
Variable compensation		12,398
Commissions expense		10,060
Other operating costs		460
		194,975
Net income	$	45,171

The accompanying notes are an integral part of the financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Changes in Partners' Capital
Year Ended December 31, 2010

(in thousands of dollars)	General Partner	Limited Partner	Total
Balance at December 31, 2009	$ 239	$ 23,689	$ 23,928
Net income	452	44,719	45,171
Distributions	(350)	(34,650)	(35,000)
Balance at December 31, 2010	$ 341	$ 33,758	$ 34,099

The accompanying notes are an integral part of the financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Cash Flows
Year Ended December 31, 2010

(in thousands of dollars)

Cash Flow provided by (used in) operating activities		
Net income	$	45,171
Adjustments to reconcile net income to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accounts receivable, affiliate		(1,172)
Decrease in accounts receivable, other		14
Decrease in deferred commissions		4,290
Increase in prepaid expenses		(24)
Increase in accrued 12b-1 fees/broker payments		7,683
Increase in accounts payable, affiliates		423
Increase in accounts payable, other		25
Net cash provided by operating activities		56,410
Cash flows provided by (used in) financing activities		
Capital Distributions		(35,000)
Net cash used in financing activities		(35,000)
Net increase in cash and cash equivalents		21,410
Cash and cash equivalents, at beginning of year		43,093
Cash and cash equivalents, at end of year	$	64,503

The accompanying notes are an integral part of the financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

Natixis Distributors, L.P. (the "Distributor") is the distributor for Natixis Funds, Loomis Sayles Funds and Hansberger Funds (collectively, the "Mutual Funds," as described below), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Natixis Distribution Corporation, which is a wholly-owned subsidiary of Natixis Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. The remaining 99% ownership interest is held by Natixis Global Asset Management, L.P. (the "Operating Partnership" or the "Parent") as the Limited Partner.

Natixis Distributors, L.P is wholly-owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by BPCE, France's second largest banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris.

The Natixis Funds consist of 28 open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y and Admin shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of the funds.

The Loomis Sayles Funds consist of 9 open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative and Institutional class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and sales support and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of the funds.

The Hansberger Funds consist of 3 open-ended registered investment companies sponsored by Hansberger Global Investors, Inc. and are distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts; Institutional Money Management; Mutual Funds; Variable Annuities and Variable Life products.

(in thousands of dollars)

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of a money market mutual fund (sponsored by a related party and held in the name of the Distributor, see Note 3) and amounts held in a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable

Accounts receivable primarily consists of receivables due from affiliates for distribution fees which are settled monthly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

Deferred Commissions

Deferred commissions are advance commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage to brokers for certain mutual fund sales. Such amounts are amortized and recognized as an expense over a one-year period from payment. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses

Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

Accrued 12b-1 Fees/Broker Payments

Accrued 12b–1 fees consist of brokers' service and distribution fees that are incurred based on a percentage of a mutual fund's average net assets. Accrued broker payments are amounts owed to broker dealers over and above the standard pricing in accordance to a contract between the broker dealer firm and the Distributor. The account also consists of accrued commissions on Class C shares.

Accounts Payable

Accounts payable consist primarily of payments due to affiliates for certain services received.

Service and Distribution Fee Income

Service and distribution fees are earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B, C and Admin mutual fund shares are presented on a gross basis in revenue in the Statement of Operations.

Commission Income

Commissions are earned on the sale of certain Class A Mutual Fund shares.

Service and Distribution Fees

12b-1 expense is paid by the Distributor to the broker dealer and/or service provider of record as a percentage of a fund's average daily net assets.

(in thousands of dollars)

Commission Expense
Commissions are based on the fund's prospectus and are paid to the selling broker dealer.

Federal and Foreign Income Taxes
As the Distributor is a partnership, taxable income or loss is reported by the limited and general partners on their individual income tax returns and as a result, the Distributor has concluded that no provisions for income tax are required. However, the Distributor's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Related Parties

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles & Company, L.P., a subsidiary of Natixis Global Asset Management, L.P. during 2010. Fees related to such services totaled $7,006 for Distribution of the Loomis Sayles No-Load Funds, $60,710 for Marketing & Sales Support Fees on the Natixis Load Funds, and $6,855 for reimbursement for revenue sharing payments made to broker dealers with respect to the Loomis Sayles No-Load Funds. Revenue sharing payments are made to broker dealers to support technology and training fees in excess of 12b-1 payments.

The Distributor receives certain fees from AlphaSimplex Group LLC., Capital Growth Management L.P., Gateway Advisers LLC, AEW Capital Management, L.P., and Natixis Global Associates, SA, all subsidiaries of Natixis Global Asset Management, L.P. for Marketing and Distribution services of their products. These fees totaled $1,766, $1,198, $524, $365, and $168, respectively, during 2010. Marketing and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

The Distributor is reimbursed for revenue sharing payments made to broker dealers from Gateway Advisors, LLC and Hansberger Global Investors, Inc. with respect to certain mutual funds. These fees totaled $1,371 and $121, respectively, during 2010. Revenue sharing payments are made to broker dealers to support technology and training fees in excess of 12b-1 payments.

The Distributor entered into an Expense Agreement effective January 1, 2003, amended May 8, 2009, which stipulates that, Natixis Asset Management Advisors, L.P., a subsidiary of Natixis Global Asset Management, L.P. will bear certain expenses of the Distributor. Expenses include, but are not limited to salary and benefits; occupancy and equipment; distributions costs including travel; meals and entertainment; seminars; promotions; research and fulfillment; system and telecommunications; professional fees including certain audit fees; legal and consulting fees and other operating expenses.

(in thousands of dollars)

The Distributor invests in an account with Reich & Tang Institutional Daily Income Fund; a fund managed and offered by an affiliate, that pays dividends at a floating rate (.11% as of December 31, 2010). Total dividend income earned on this account during 2010 was $45.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Valuation

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 - Quoted prices in active markets for identical securities;

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.); and

Level 3 - Significant unobservable inputs (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the Distributor's investments as of December 31, 2010, based on the inputs used to value them:

Valuation Inputs	**Investments in Securities**
Level 1 - Quoted Prices	$ 49,480
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 49,480

There were no transfers into or out of Level 1 from the prior year reporting period. The investment is carried at $1 per share. The fund is valued on a daily basis.

5. Partners' Capital

The Distributor had a distribution to the Parent and the General Partner amounting to $35,000 during 2010.

(in thousands of dollars)

6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2010, the Distributor had net capital of $25,648, which was $23,124 in excess of its required net capital of $2,524. The Distributor's net capital ratio was 1.48 to 1.

Natixis Global Asset Management, L.P. has committed to fund operations in accordance with current funding needs of the Distributor.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(I). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3,* or *Information for Possession or Control Requirements Under Rule 15c3-3.*

7. Variable Compensation

The Distributor has variable compensation plans that award cash payments to certain employees, which are generally dependent upon sales and assets under management. Variable Compensation expense amounted to $12,398 during 2010. This amount is included in Compensation and Benefits in the statement of operations.

8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

9. Subsequent Event

Management has evaluated the events and transactions that have occurred through February 21, 2011, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010

(in thousands of dollars)

Net Capital		
Total Partners' Capital	$	34,099
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, affiliates		2,300
Accounts receivable, other		12
Deferred commission		4,965
Prepaid expenses		184
Net capital before haircuts on securities positions (tentative net capital)		26,638
Haircuts on securities (2%)		990
Net capital		25,648
Aggregate Indebtedness		
Total liabilities or aggregate indebtedness		37,865
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)		2,524
Net capital in excess of requirement	$	23,124
Ratio of aggregate indebtedness to net capital		1.48:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2010 FOCUS report.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Partners of Natixis Distributors, L.P.

In planning and performing our audit of the financial statements of Natixis Distributors, L.P. (the "Distributor") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Distributor's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Distributors internal control. Accordingly, we do not express an opinion on the effectiveness of the Distributors internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Distributor's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Distributor, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2011

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Natixis Distributors, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

(SEC File Number 8-46325)

Financial Statements

December 31, 2010